pacific booker minerals inc.
#1203 - 1166 Alberni Street Vancouver, BC V6E 3Z3
Telephone: (604) 681-8556	Toll Free: 1-800-747-9911	Fax: (604) 687-5995
Email: info@pacificbooker.com	Symbols: bkm-tsx venture / pbmlf-OTC	Website: pacificbooker.com

NEWS RELEASE

TSX Venture Exchange Symbol - BKM

OTC - PBMLF

CUSIP #69403 R 10 8

Pacific Booker Announces Commencement of Preliminary Feasibility Study and Resource Update; Announces Stock Options Exercise

Vancouver, BC, August 21, 2026:  Pacific Booker Minerals Inc. (TSXV: BKM) (OTC Pink: PBMLF) ("Pacific Booker" or the "Company") is pleased to announce that it has engaged Tetra Tech Canada Inc. ("Tetra Tech") to complete a Pre-Feasibility Study ("PFS") for the Company's 100%-owned Morrison Copper-Gold Project located in central British Columbia.  The PFS will be prepared in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects ("NI 43-101"), and applicable CIM Definition Standards.

Certain members of Tetra Tech’s project team previously completed the Morrison Project Feasibility Study in 2009 through Wardrop Engineering Inc., providing members of the current project team with prior knowledge of the deposit and its engineering design.  The new PFS will build on previous technical work while incorporating an updated Mineral Resource Estimate, current engineering standards, updated cost estimates, revised economic assumptions and current regulatory requirements.

The PFS is expected to include an updated Mineral Resource Estimate, open pit mine planning, Mineral Reserve estimation, if supported by the results of the PFS, metallurgical and process engineering, infrastructure design, tailings and water management, environmental review, capital and operating cost estimates, and financial analysis.

The multidisciplinary study team assembled by Tetra Tech includes GeoSim Services for mineral resource estimation, Snowden Optiro for mine planning and Mineral Reserve estimation, BGC Engineering for site-wide water management, and Klohn Crippen Berger for tailings and geotechnical engineering.

The updated Mineral Resource Estimate is expected to be completed in approximately one month, and the PFS is expected to be completed in the first quarter of 2027, subject to the timely receipt of information from consultants and other project participants.  Following completion of the updated Mineral Resource Estimate and review by the Company's Technical Advisory Board, the Company intends to announce the results.

John Plourde, President and Chief Executive Officer of Pacific Booker, commented:

"The engagement of Tetra Tech represents another important step in the advancement of the Morrison Project.  Tetra Tech's prior familiarity with Morrison Project, together with the expertise of the broader consultant team, will assist the Company in completing an updated technical and economic assessment of the Morrison Project.  The PFS is expected to incorporate current engineering practices, cost estimates and economic assumptions and will assist the Company in evaluating the potential future development of the Project.”

Options Exercise

The Company also announces that, since May 1, 2026, options exercised by directors, officers and consultants resulted in proceeds of approximately $2.07 million, of which the majority were priced at $3.00 per share.  The proceeds have been used to repay an outstanding loan from a director of the Company, and other outstanding payables, with the balance being retained for general working capital purposes.

Qualified Person

The scientific and technical information contained in this news release has been reviewed and approved by Leo Hathaway, P.Geo., Chairman of the Company's Technical Advisory Board, a Qualified Person as defined under National Instrument 43-101.

About Pacific Booker Minerals Inc.

Pacific Booker Minerals Inc. is a Canadian mineral exploration and development company focused on advancing its wholly owned Morrison Copper-Gold Project in British Columbia.  The Morrison Project is located approximately 35 kilometres north of Granisle in central British Columbia.  Pacific Booker owns a 100% interest in the project, which has been the subject of extensive exploration, engineering and environmental work over several decades.

If you would like to be added to or removed from the email newsgroup, please send your request by email to info@pacificbooker.com.  PBM can be contacted by phone at 604 681-8556.

On Behalf of the Board of Directors

"John Plourde"

John Plourde, Director

Contact Information:

John Plourde, CEO, President and Director

(604) 681-8556

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking information within the meaning of applicable Canadian securities laws, including statements regarding the anticipated scope and timing of the updated Mineral Resource Estimate and Pre-Feasibility Study, the expected results and use of the Pre-Feasibility Study, and the future development of the Morrison Copper-Gold Project.  Forward-looking information is based on management's current expectations, estimates and assumptions as of the date of this news release, including assumptions regarding the timely receipt of information from consultants and other project participants, the availability of necessary technical information, and the ability of the consultants to complete the contemplated work within the anticipated timelines.

Forward-looking information is subject to known and unknown risks and uncertainties that may cause actual results to differ materially from those expressed or implied, including delays in completing technical studies, changes in project parameters as plans continue to be refined, the risk that the Pre-Feasibility Study many not confirm the anticipated technical or economic viability of the Morrison Copper-Gold Project, changes in economic and market conditions, and the risks described in the Company's most recent management's discussion and analysis and other public disclosure available under the Company's profile on SEDAR+.  Readers should not place undue reliance on forward-looking information.  The Company undertakes no obligation to update such information except as required by applicable law.

Cautionary Note to U.S. Investors - Mineral resource estimates in this news release have been prepared in accordance with NI 43-101, which differs in certain respects from the U.S. Securities and Exchange Commission's disclosure standards under Subpart 1300 of Regulation S-K.  U.S. investors are cautioned that no part of a measured or indicated mineral resource is assured of conversion to a mineral reserve, and that inferred mineral resources are considered too speculative to be assumed economically or legally mineable.  U.S. investors should refer to the disclosure in our Form 20-F, available on our website (pacificbooker.com) and on the SEC's EDGAR system.